Mail Stop 3561

December 30, 2005

By Facsimile and U.S. Mail

Mr. John F. Metcalfe
President and Chief Financial Officer
Holmes Herbs, Inc.
4400 North Scottsdale Rd.
#9-197
Scottsdale, AZ 85251

> **Re:** **Holmes Herbs, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2004**
> **Filed April 15, 2005**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2005**
> **Filed December 2, 2005**
> **File No. 0-31129**

Dear Mr. Metcalfe:

We have reviewed the above referenced filings and have the following comments. Where indicated, we think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for Fiscal Year Ended December 31, 2004
General

1. Where a comment below requests additional disclosures or other revisions to be made, please include the additional disclosures and revisions in your future annual and interim reports, as applicable.

Cover

2. You have disclosed 537,480 common shares outstanding as of March 31, 2005. Please revise the aggregate value of your voting stock to use the number and fair value as of a specified date within 60 days of filing this report. See the General Instructions to Form 10-KSB.

Part II
Item 5. Market for Common Equity and Related Stockholder Matters

3. Please expand your disclosure to include the high and low sale prices for each quarter within the last two fiscal years. See Item 201(a) of Regulation S-B.

Item 6. Management's Discussion and Analysis or Plan of Operation

4. Please update your disclosure to state if you have authorized or issued any common shares to Mr. Metcalfe and Ms. Creed in relation to their 2002 management compensation agreements. Include a discussion of any extensions, revisions and/or terminations to these management compensation agreements. We note that Mr. Metcalfe's management agreement filed on May 6, 2002 awarded him 50,000 shares of common stock which appears to correspond with the 2,000 post reverse-split common shares listed in Item 11.

5. You management's discussion should completely discuss the last two fiscal years. We note your discussions are silent where it concerns your commercial website, the initial marketing program and the $5,000 convertible debenture and conversion of debt to common shares, all of which occur in fiscal 2004. Where applicable, please update your management's discussion to include the results of operations in fiscal 2004.

6. Please include a discussion of the underlying causes for the material changes in your accounts payable and operating expenses in the comparative periods. See Item 303(b)(iv) of Regulation S-B.

Liquidity

7.   Please expand your disclosure of the convertible debenture agreement to broaden your discussion of significant factors which may include the rights and terms of conversion, scheduled principal and interest payments, a description of collateral, any restrictions on indebtedness, covenants, and amounts outstanding as of the date of your most recent balance sheet, as applicable.

Item 7. Financial Statements

Balance Sheet

8.   Please advise or revise your balance sheets to include the accumulated deficit during the development stage. See paragraph 11.a. of SFAS No. 7.

9.   The 2004 balance sheet reflects $13,275 in convertible debentures. We also note that Note 3 discloses the debenture balance to be $18,275. Please advise or revise your financial statements and disclosure to reconcile and further clarify the changes in the convertible debenture.

Statements of Cash Flows

10.   Please advise or revise your column headings to coincide with each respective year. We note the column containing the net loss from the inception to date is not labeled as such.

Notes to Financial Statements
Note 3. Convertible Debentures Payable, related party

11.   We note you disclosed the debenture holder possesses 10 million common shares. Please advise or revise all share information to retroactively include the effects of both the forward and reverse stock splits.

12.   Tell us what consideration you gave to separately recording a beneficial conversion feature on the convertible debentures issued in 2003 and 2004. Include in your consideration the conversion price, your basis for the fair value of your common stock at the commitment date and how you concluded the conversion feature is in, at or out of the money at the commitment date. See EITF 98-5 and 00-27.

Item 13. Exhibits

13. Please advise or revise your exhibit table to include any existing management compensation agreements. We note your discussion of agreements with Mr. Metcalfe and Ms. Creed and that you incorporate only Mr. Metcalfe's original agreement as Exhibit 10.2. See Item 601(10) of Regulation S-B.

Exhibit 31.1

14. Please revise management's certification to reference the period the annual report is being prepared rather than the quarterly report.

Form 10-QSB for Fiscal Quarter Ended September 30, 2005,
Note 6. Other Activity, page 13

15. We note you disclose the acquisition of Qualia Clinical Research Services, Inc. is expected to occur before year end. Please tell us whether you are required to file the financial statements for Qualia as a business to be acquired. See Item 310(c) of Regulation S-B.

Financing, page 15

16. We note the disclosure of a subscription for 64,500 common shares in April 2005. Please tell us the basis for your accounting treatment. Include the amount and form of consideration received, any shareholder cancellation provisions, and the date the sale was consummated. If consideration is in the form of a receivable, please tell us your basis for classifying it as either an asset or a reduction of equity.

Item 6. Exhibits, page 16

17. Please advise or include the agreements for the 2005 Equity Incentive Plan and the Articles of Incorporation for your subsidiary, Qualia Clinical Service Inc. as exhibits. See Item 601 of Regulation S-B.

18. We do not see exhibits for material agreements related to the $100,000 convertible debt agreement and the completion of the acquisition of Qualia in December 2005. Please advise or refer us to the appropriate Form 8-K, as applicable.

As appropriate, please amend your filing and respond to these comments within 10 business days, or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. File your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Brian McAllister, Staff Accountant at (202) 551-3341, or me at (202) 551-3841 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief